Filed pursuant to
                                                                  Rule 424(b)(3)
                                                        under the Securities Act
                                                    of 1933 (File No. 333-42958)

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                                   PROSPECTUS
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                             VALLEY NATIONAL BANCORP

                                  57,626 Shares

                           Common Stock, No Par Value

         This prospectus relates to the offering for resale of 57,626 shares of common stock, no par value, of Valley National Bancorp, a New Jersey Corporation. All of the common stock being registered may be offered and sold from time to time by certain selling shareholders of Valley (See "Selling Shareholders" and "Manner of Offering"). We will not receive any proceeds from the sale of the common stock by the selling shareholders.

         Our common stock is listed on the NYSE under the symbol "VLY". On September 18, 2000, the last reported sales price for the common stock was $26.25 per share.

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         These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Commissioner of Banking and Insurance of the State of New Jersey or other governmental agency.

         Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is September 22, 2000

                                TABLE OF CONTENTS

                                                                          Page

FORWARD LOOKING STATEMENTS...................................................1
FOR ADDITIONAL INFORMATION ABOUT VALLEY NATIONAL BANCORP.....................1
INCORPORATION OF INFORMATION WE FILE WITH THE SEC............................1
VALLEY NATIONAL BANCORP......................................................2
SELLING SHAREHOLDERS.........................................................3
MANNER OF OFFERING...........................................................4
LEGAL MATTERS................................................................5
EXPERTS......................................................................5

         You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that there have been no changes in the affairs of Valley National Bancorp since the date of this prospectus.

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                           FORWARD-LOOKING STATEMENTS

         This prospectus, including information incorporated by reference herein, contains certain forward-looking statements with respect to the financial condition, results of operations and business of Valley. Such statements are not historical facts and include expressions about Valley's confidence, strategies and expectations about new and existing programs and products, relationships, opportunities and market conditions. These statements may be identified by forward-looking terminology such as "expect" or "believe" or expressions of confidence like "substantial" or "continuing", or similar statements. These forward-looking statements involve substantial risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:

     o Competitive pressure in the banking and financial services industry causes unanticipated changes.

     o    Changes occur in the interest rate environment.

     o    Loss of current customers or failure to develop new customers.

     o General economic conditions, either nationally or locally, are less favorable than expected.

     o Disruptions in the operations of Valley or its subsidiaries due to computer problems.

         We  undertake  no  obligation   to  pubically   update  or  revise  any
forward-looking statements, whether as a result of new information, future events or otherwise.

            FOR ADDITIONAL INFORMATION ABOUT VALLEY NATIONAL BANCORP

         We file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission. The SEC maintains a web site at http://www.sec.gov that contains materials filed by Valley. You can read and copy these materials at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C.; 7 World Trade Center, Suite 1300, New York, New York; and 500 West Madison Street, Suite 1400, Chicago, Illinois. You can also order copies of these materials, on payment of copying fees, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Our filings can also be read at the offices of the New York Stock Exchange, on which our common stock is listed.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means we can disclose important information to you by referring you to other documents that we filed with the SEC separately. The information incorporated by reference is part of this prospectus, except for information that is superceded by information in this document, and later information filed with the SEC after the date of this prospectus will update and supercede the information contained herein.

         The SEC filings incorporated by reference are:

1.   Annual Report on Form 10-K for the year ended December 31, 1999.

2. Quarterly Reports on Form 10-Q for quarters ended March 31, 2000 and June 30, 2000.

3. Current Reports filed on Form 8-K dated January 3, 2000, April 7, 2000, May 31, 2000, July 7, 2000 and September 21, 2000.

4. The description of the Common Stock which is contained in Valley's Registration Statement on Form 8-A including any amendment or report filed for the purpose of updating such description.

         We also incorporates by reference additional reports, proxy statements, and other documents that Valley may file with the SEC after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

         We will provide each person to whom this prospectus is delivered with a free copy of any or all of the documents incorporated by reference, except for exhibits to those documents (unless the exhibit is specifically incorporated by reference). You can request copies by calling or writing our Shareholder Relations Department, as follows:

                  Valley National Bancorp
                  1455 Valley Road
                  Wayne, New Jersey 07470
                  Attention:  Dianne M. Grenz
                  Telephone:  973-305-3380

                             VALLEY NATIONAL BANCORP

         Valley National Bancorp is a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. At December 31, 1999, Valley had consolidated total assets of $6.4 billion, total deposits of $5.1 billion, and total shareholders' equity of $553.5 million. Its principal subsidiary is Valley National Bank.

         Valley National Bank is a national banking association chartered in 1927 under the laws of the United States. Valley National Bank provides a full range of commercial and retail banking services through 117 branch offices located in northern New Jersey. These services include the following: the acceptance of demand, savings and time deposits; extension of consumer, real estate, Small Business Administration and other commercial credits; title insurance; investment services; and full personal and corporate trust, as well as pension and fiduciary services.

         Valley National Bank has several wholly-owned subsidiaries which include a mortgage servicing company, a company which holds, maintains and manages investment assets for Valley National Bank, a subsidiary which owns and services auto loans, a subsidiary which owns and services commercial mortgage loans, a title insurance company, an asset management company which is an SEC registered investment company and an Edge Act Corporation which is the holding company for a wholly-owned finance company located in Toronto, Canada. The mortgage servicing company services loans for others as well as Valley National Bank.

                              SELLING SHAREHOLDERS

         The following table sets forth certain information, as of August 1, 2000, with respect to the shares of common stock beneficially owned and being offered hereby by the selling shareholders listed below. All of the shares were issued to the shareholders of Hallmark Capital Management, Inc. pursuant to a merger of Hallmark into HCM Acquisition Corp., a subsidiary of Valley. The offer and sale of the shares hereby are being registered pursuant to registration rights granted to the selling shareholders in connection with our acquisition of Hallmark. No selling shareholder owns one percent or more of our common stock or beneficially owns our stock other than what is being offered hereby. The selling shareholders may obtain additional shares of common stock subject to certain contingencies in connection with the merger agreement. The number of shares that the shareholders will receive is related to the growth of Hallmark over the three years subsequent to the merger. We cannot predict the growth of Hallmark. However, for purposes of illustration, assuming a stock price of $26.25, which was the last reported stock price on September 18, 2000, and assuming that Hallmark achieves a 20 percent growth rate per year, the selling shareholders would receive approximately 85,300 shares of Valley common stock over the next three years. If the growth rate were 10 percent per year, the selling shareholders would receive approximately 71,100 shares of Valley common stock over the next three years. Any shares that the selling shareholders may receive in the future in connection with the merger agreement are not being registered for sale by this registration statement.


                                                         SHARES OF COMMON STOCK
                             NAME                             BEING OFFERED
                             ----                             -------------

Peter S. Hagerman.....................................         26,956

Kathryn A. Skwieralski................................         11,124

Cynthia S. Bechmann...................................            575

Thomas G. Schiller....................................          1,540

Thomas S. Moore.......................................          9,369

Jeffrey P. Braff......................................          6,002

Margaret I. Hemmer....................................          2,060

         In addition to the shares enumerated above, Hagerman, Skwieralski, Moore and Braff each have an option to purchase 1,000 shares of Valley stock and Bechmann, Schiller and Hemmer each have an option to purchase 500 shares of Valley stock. These options may not be exercised yet and will not be exercisable within the next 60 days.

         After the merger between Hallmark and HCM was consummated, the selling shareholders became employees of HCM, a subsidiary of ours. The selling shareholders are eligible to participate in various Valley benefit plans by which they may acquire beneficial ownership of additional shares of our common stock. The shares that a selling shareholder may receive by participating in a Valley benefit plan are not being registered for sale by this registration statement.

                               MANNER OF OFFERING

         The shares of common stock offered hereby may be sold from time to time by the selling shareholder, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the NYSE, or otherwise. The sales may be made at prices and terms then prevailing on such markets, at prices related to the then current market price or in negotiated transactions. The shares of offered common stock may be sold in one or more of the following:

o A block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

o Purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

o    An exchange distribution in accordance with the rules of the exchange; or

o Ordinary brokerage transactions and transaction in which the broker solicits purchasers.

         In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in resales.

         In connection with the distribution of the offered common stock, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the offered common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also

o sell shares of common stock short and deliver the shares of offered common stock to close out such short positions;

o    enter into option or other transactions with broker-dealers that require the delivery of the shares, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus;

o lend or pledge the shares to a broker-dealer and the broker-dealer may sell the loaned or pledged shares upon a default pursuant to this prospectus;

o pledge the shares to a lender other than a broker-dealer, and upon default the lender may sell the pledged shares pursuant to this prospectus; or

o contribute or sell the shares to trusts or other entities for the benefit of the contributing shareholder and members of his or her family.

         Broker-dealers or agents may receive compensation the form of commissions, discounts or concessions from the selling shareholders in amounts to be negotiated in connection with the sale of the shares. These broker-dealers may be deemed to be "underwriters" with the meaning of the Securities Act of 1933 in connection with any sales. Commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act, may be sold pursuant to Rule 144 rather than pursuant to this prospectus.

         All costs, expenses and fees in connection with the registration of the offered shares is being borne by us. Commissions and discounts, if any, attributable to the sale of the offered shares will be borne by the selling shareholders. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in a transaction involving sales of the shares against certain liabilities arising under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities in connection with this offering, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby has been passed upon for Valley by Pitney, Hardin, Kipp & Szuch LLP, Florham Park, New Jersey. Attorneys in the law firm of Pitney, Hardin, Kipp & Szuch LLP beneficially own approximately 5,000 shares of the Company's Common Stock as of August 1, 2000.

                                     EXPERTS

         The consolidated financial statements and schedules of Valley as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 and included in Valley's Annual Report on Form 10-K for the year ended December 31, 1999, have been incorporated by reference in this Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants and are incorporated by reference upon the authority of said firm as experts in accounting and auditing.